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                              June 13, 2023

       Kim Kwan Kings Wong
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715
       7F, Hong Kong Plaza
       118 Connaught Road West
       Hong Kong

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 17,
2023
                                                            CIK No. 0001978057

       Dear Kim Kwan Kings Wong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Hong
                                                        Kong operating company
but a Cayman Islands holding company with operations
                                                        conducted by your
subsidiaries based in Hong Kong and that this structure involves unique risks to
investors. If true, disclose that these contracts have not been tested in court. Provide a
cross-reference to your detailed discussion of risks facing the company and the offering as a
result of this structure.
 Kim Kwan Kings Wong
FirstName
Top WealthLastNameKim
            Group HoldingKwan
                          Ltd Kings Wong
Comapany
June       NameTop Wealth Group Holding Ltd
     13, 2023
June 13,
Page 2 2023 Page 2
FirstName LastName
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in China
and Hong Kong.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Please
         disclose the location of your auditor   s headquarters and whether and
how the Holding
         Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
         Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
4. We note disclosure that you will be a controlled company based on the ownership of
         Winwin Development (BVI) Limited following the offering. Please revise your cover page and summary to (i) disclose the beneficial ownership and control of your Chief
         Executive Officer, chairman, and director and (ii) clearly state whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules. Additionally revise your risk factor on page 14 to highlight potential conflicts of interest related to the management roles and controlling shareholding interest of Mr. Wong Kim Kwan Kings.
Conventions Which Apply to this Prospectus, page iii

5. Refer to the description of Winwin Development (BVI). We note this refers to Winwin
         Development Group Limited. Please also indicate if this is the same entity as Winwin
         Development (BVI) Limited, your controlling shareholder, as disclosed on the prospectus cover page. If these are two separate entities, please define the relationship of each with your Company.
6. Refer to the paragraph discussion of your reporting currency. In the first sentence, please reconcile the disclosure that your reporting currency is Hong Kong dollars, with disclosure on page F-9 that the consolidated financial statements are reported using U.S.
         dollars. Also, consider clarifying on page iii that your functional currency is Hong Kong dollars for the reason that your business is mainly conducted in Hong Kong and most of your revenues are denominated in Hong Kong dollars.
 Kim Kwan Kings Wong
FirstName
Top WealthLastNameKim
            Group HoldingKwan
                          Ltd Kings Wong
Comapany
June       NameTop Wealth Group Holding Ltd
     13, 2023
June 13,
Page 3 2023 Page 3
FirstName LastName
Prospectus Summary, page 1

7. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve your or your subsidiaries    operations,
and state affirmatively
         whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note your disclosure relating to the CSRC "Trial Measures."
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle
 Kim Kwan Kings Wong
FirstName
Top WealthLastNameKim
            Group HoldingKwan
                          Ltd Kings Wong
Comapany
June       NameTop Wealth Group Holding Ltd
     13, 2023
June 13,
Page 4 2023 Page 4
FirstName LastName
         amounts owed under applicable agreements.
Risk Factors, page 8

10. We note your disclosure that you rely on one PRC-based sturgeon farm for your supply of caviar. Please tell us what consideration you gave to adding risk factor disclosure
         discussing the Chinese government   s significant oversight and
discretion over the conduct
         of your suppliers. This could include the risk that the Chinese government may intervene or influence the operations of your suppliers at any time, and whether this could result in a material change in your operations and/or the value of the securities you are registering.
11. We note your disclosure on page 11 regarding changes in the preferential trade status of
         Hong Kong. Please revise your disclosure to provide an update since the executive order in July 2020 and to specifically describe the effects of these changes on your business and operations.
12. We note your disclosure on page 15 indicating that the PRC sturgeon farm is responsible for CITES permitting and the supply chain management company is responsible for import and re-export licensing. Please specifically disclose whether all such permits and licenses have been received, and whether any have been denied or revoked. Describe your control measures, if any, to ensure third party compliance with applicable permitting and licensing requirements. Additionally describe the consequences related to these requirements, including violations thereof, and the potential related risks to you and investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38

13. In the first paragraph, describe the nature of the business operations established in
         2009 and the events and operations subsequent thereto, prior to diversifying into the caviar business in 2021. In this regard, we note Top Wealth Group (International)
         Limited was incorporated in September 2009 in Hong Kong and in August 2021 it
         established the caviar business. Describe the nature of any business operations and revenues between September 2009 and August 2021, and how any prior business operations were disposed of or had since ceased.
Results of Operations
Comparison of Fiscal Year Ended December 31, 2022 and December 31, 2021
Cost of Revenue, page 40

14. Refer to the paragraph discussion of cost of revenues. In the second sentence, it appears the amounts should be reversed as pertaining to the years ended December 31, 2022 and
         2021. Also, refer to the paragraph discussion of administrative and selling expenses. In the first paragraph, it appears a description of (iv) is missing. Also, in both tables that follow on page 41, please expand to include reconciling line items that will result in
 Kim Kwan Kings Wong
Top Wealth Group Holding Ltd
June 13, 2023
Page 5
         consolidated totals of administrative expenses and of selling expenses. As an example, the table of administrative expenses does not appear to be a complete total of all costs and relative percentages equating to 100%.
Critical Accounting Policies and Estimates, page 43

15. We note you have included substantially all of the significant accounting policies from your audited financial statements footnotes. However, pursuant to Item 303(b)(3) of
         Regulation S-K, critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. In this regard, please revise to only include in MD&A those that are considered to be critical accounting polices within the meaning of Item 303(b)(3) of Regulation S-K.
Our Industry, page 47

16. We note that the prospectus includes industry data based on a report from Frost
         & Sullivan that was commissioned by you in connection with the offering. Please file the consent of such third party pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement. We further note your statement that, "neither we nor any other party involved in this Offering makes any representation as to the accuracy or completeness" of certain information derived from the industry report. This statement appears to imply a disclaimer of responsibility for this information. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
17. We note the description of up-stream, mid-stream, and downstream industry participants under the caption "Value Chain Analysis of the Global Caviar Consumption Market."
         Please revise to clarify how your business is consistent with or differs from this description. Provide sufficient information to allow investors to evaluate your business model, here or by cross-reference to disclosure included in the business section.
Business, page 51

18. We note your disclosure that, "Our mission is to become a world-renowned supplier of the finest selection of luxury delicacies and offer gourmet products around the globe," yet it appears that your current product offering is limited to sturgeon caviar. Please revise disclosure in this section to describe your business plans to offer other products, or revise the mission statement accordingly. Please also include disclosure to explain the term
       "premium class." Revise or balance by referring to your limited operating history the
FirstName LastNameKim Kwan Kings Wong
       following statements, "we are a fast-growing supplier of luxury delicacies," "Imperial
Comapany    NameTop
       Cristal         Wealth
               Caviar has       Group Holding
                           continuously         Ltdtremendous sales growth
since its launch," and
                                         achieved
       "our
June 13,    customer
         2023  Page 5 base has continuously expanded."
FirstName LastName
 Kim Kwan Kings Wong
FirstName
Top WealthLastNameKim
            Group HoldingKwan
                          Ltd Kings Wong
Comapany
June       NameTop Wealth Group Holding Ltd
     13, 2023
June 13,
Page 6 2023 Page 6
FirstName LastName
19. Your disclosure indicates that "we have recently expanded our business from only selling through distributors to selling our products directly to overseas customers," while disclosure elsewhere appears to describe your market expansion in prospective terms
         (e.g., pages 39-40). Please revise this section to include a specific, clear description of your current operations and plans to expand operations, including the expected timing and material obstacles to overcome. Distinguish clearly your aspirations from your accomplishments throughout.
20. Disclosure on page 58 indicates that your supply agreement with the Fujian sturgeon farm appoints you as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and grants you the right to procure caviar directly from it for a term of 10 years. Please revise your disclosure to describe the material terms and conditions of this supply agreement. Address, without limitation, the following items:

                Any limitations on your business or ability to enter contracts with other caviar producers due to the exclusivity provisions;
                Any obligations to distribute caviar in Macau and your plans in this regard;
                Whether the supplier provides caviar to other distributors (e.g., for sale in other jurisdictions) and, if so, how caviar is allocated in the event of limited supply; and
                Provisions regarding modification, renewal, and/or termination of the agreement.
Our Customers, page 55

21. We note your disclosure here that your transactions with a related party ceased after
         August 31, 2022, while disclosure on page 16 indicates such transactions ceased after
         December 31, 2022; please reconcile. Please also identify the related party and describe these transactions within your related party transactions section. Regulation, page 64

22. We note this section summarizes regulations that affect your business activities in Hong
         Kong. Please expand to additionally address the regulations to which you are or will be subject in the markets in which you currently or intend to operate. Clearly disclose whether your products are subject to regulation by the countries into which they are imported and describe the material terms of such regulation. In this regard, we note the reference on page 40 to "our ability to achieve product certification approvals for all our products in the jurisdictions we planned to expand into."
23. Disclosure on page 59 indicates that the food processing factory has obtained a provisional food factory license, which disclosure on page 62 indicates is valid for six months and renewable once. Please revise to disclose the expiration date of the provisional license and its renewal status. Additionally disclose whether the food processing factory has applied for a full food factory license and expectations regarding the issuance thereof, including timing and material obstacles to overcome. Revise the risk factor disclosure on page 19 to specifically describe material related risks.
 Kim Kwan Kings Wong
Top Wealth Group Holding Ltd
June 13, 2023
Page 7
Related Party Transactions, page 72

24. Please revise to disclose the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F.
25. We note disclosure in Note 15 to the financial statements regarding amounts advanced and loans made to or by related parties. Please revise this section to clearly describe these advances and loans, including the amounts outstanding as of the latest practicable date. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to any of the advances or loans disclosed in this section. Please also clarify disclosure regarding Mr. Chong Kin
         Fai, who is described as "a former director and principal owner" on page F-15 and identified elsewhere as an indirect 10% shareholder.
Description of Share Capital, page 73

26. Please revise disclosure that your "authorized share capital is US$50,000" to identify the number, class, and par value of authorized shares.
Signatures, page II-5

27. Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. Refer to the Instructions to Signatures on Form F-1.
Exhibits

28. Please revise your index to include all exhibits required to be filed pursuant to Item 8(a) of
         Form F-1 and Item 601 of Regulation S-K. Include, without limitation, your amended governing documents, registration rights agreement, lock-up agreement, employment and indemnification agreements (referenced on page 70), equity incentive plan (referenced on page 30), supply agreement with Fujian Longhuang Biotech, service agreement with a supply chain management company, and any other material contracts. General

29. We note disclosure on page 93 regarding representative's warrants and on page F-14 regarding a consultant stock option. Please revise your summary section to describe these securities, including the exercise price and other material terms, and include appropriate
FirstName LastNameKim Kwan Kings Wong
       disclosure elsewhere (e.g., use of proceeds, dilution, and shares eligible for future
Comapany
       sale NameTop
            sections). Wealth   Group Holding
                        Please additionally     LtdItem 7 to include disclosure
regarding the
                                            revise
       consultant
June 13, 2023 Page stock
                     7 option, or advise.
FirstName LastName
 Kim Kwan Kings Wong
FirstName
Top WealthLastNameKim
            Group HoldingKwan
                          Ltd Kings Wong
Comapany
June       NameTop Wealth Group Holding Ltd
     13, 2023
June 13,
Page 8 2023 Page 8
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing